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                                  EXHIBIT 99.1
          ILOG FORMS TECHNICAL ADVISORY BOARD, ANNOUNCES BOARD CHANGES

Efira Joins ILOG Board of Directors
First Appointments Made to Technical Advisory Board

PARIS AND MOUNTAIN VIEW - May 30, 2000 - ILOG (NASDAQ, EURO.NM: ILOG) today announced the creation of a Technical Advisory Board, which is intended to further strengthen the company's ties with the technical and scientific communities. ILOG also today announced the new board's first appointments. Consistent with its goal of attracting international leaders in the field of advanced software systems, ILOG has appointed Dr. Martin Groetschel, vice president of the Konrad Center for Information Technology at the Technical University in Berlin to the advisory board. Gilles Kahn, vice president for Science at INRIA, the French National Institute for Computer Science, has also joined the new board. Dr. Robert Bixby is stepping down from the ILOG board of directors in order to chair the Technical Advisory Board. He will be replaced on the ILOG Board by Edouard Efira, former executive vice president of corporate business development, who has resigned from this position to accept the post of chief executive officer at Quadratec, a supplier of software-based back-up and archival systems headquartered in France. Efira spent 11 years at ILOG in various senior positions, including launching and building the company's U.S. subsidiary.

"Edouard has been a significant contributor to ILOG's success and we are pleased he will continue to be involved with the company through participation on the board as well as with possible joint business relationships," said ILOG president Pierre Haren. "Quadratec will benefit from his knowledge." Regarding Dr. Bixby's appointment, Haren said, "Bob's technical credentials and leadership through his tenure on the ILOG board and as co-director of our optimization research and development efforts make him the right person to lead our efforts to keep ILOG technology on the cutting edge of the industry." Bixby was appointed to the ILOG board in 1997 following ILOG's acquisition of CPLEX Optimization, Inc., which he co-founded. Dr. Bixby is a Noah Harding Professor Emeritus of Computational and Applied Mathematics at Rice University and is a member of the National Academy of Engineering.

HIGH-CALIBER APPOINTMENTS
ILOG's new technical advisory board will ultimately be composed of six to eight people, including Drs. Bixby, Groetschel, Kahn and ILOG Chief Technology Officer Patrick Albert. All members will represent expertise in five key software areas: the web, math programming, constraint programming, visualization and business rules. For example, Groetschel is well-known for his work in the fields of math programming and operations research, where he has won many awards. In addition to his post as vice president of the Information Technology Center at the Technical University of Berlin, one of the world's premier academic institutions for the study of computer science, Groetschel teaches operations research at the university. The first computer scientist ever elected as full member of the French Academy of Science, Gilles Kahn is one of Europe's leading experts in the fields of computer science and information technology. In addition to his current post as vice president of Science at INRIA, Kahn has held numerous scientific committee posts for leading technical organizations and universities, and has advised leading technology companies. Bull-Olivetti, France Telecom, Thomson-CSF and the Microsoft Research Center in Cambridge, UK have all sought Kahn's technical expertise.

Given ILOG's origins in scientific research and development and its strong academic connections, the company places high value on keeping in close touch with current and future technical directions. The objective of the Technical Advisory Board is to formalize and intensify the company's links with key technical and academic constituents in order to keep ILOG on the leading edge of software innovation.

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ABOUT ILOG
Dually headquartered in Paris and Mountain View, Calif., ILOG was named the world's leading supplier of software components by International Data Corp. in its latest ranking. Founded in 1987, ILOG offers embeddable optimization, visualization and business rule components that dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. ILOG already has a significant market share for its optimization software and is playing an active role in the emergence of the e-business software components market. Visit www.ilog.com for additional information.

ILOG and CPLEX are registered trademarks of ILOG. All other marks are the property of their respective owners.

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